Registration No. 333-

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM F-6
                            REGISTRATION STATEMENT
                                     UNDER
    THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                         AMERICAN DEPOSITARY RECEIPTS

                                CONTINENTAL AG
  (Exact name of issuer of deposited securities as specified in its charter)

                                     N.A.
                  (Translation of issuer's name into English)

                                    GERMANY
           (Jurisdiction of incorporation or organization of issuer)

                     DEUTSCHE BANK TRUST COMPANY AMERICAS
            (Exact name of depositary as specified in its charter)

                                60 Wall Street
                           New York, New York 10005
                                (212) 602 3761

 (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                            Michael T. Worthington
                     Continental Tire North America, Inc.
                          1800 Continental Boulevard
                        Charlotte, North Carolina 28273
                            Telephone 704 583 8550

  (Address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
       E. Mark Walsh                                 Stephan Hutter
Sidley Austin Brown & Wood                        Shearman & Sterling LLP
       Princes Court                                 Gervinusstrasse 17
      7 Princes Street                            60322 Frankfurt am Main
      London EC2R 8AQ                                    Germany
      United Kingdom


It is proposed that this filing become effective under Rule 466:  immediately upon filing.
                                                                  on (Date) at
                                                                  (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box:


                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------------
                                                             Proposed Maximum          Proposed Maximum
       Title of Each Class of             Amount to be       Aggregate Price Per       Aggregate Offering      Amount of
     Securities to be Registered           Registered              Unit                     Price(1)        Registration Fee(2)
--------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares evidenced     50,000,000 ADSs            $.05                  $1,250,000             $115.00
by American Depositary Receipts, each
American Depositary Share evidencing
one common share of Continental AG
(the "Common Shares")
---------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.
(2) Filing fee for 25,000,000 ADSs in the amount of $115.00 previously paid in connection with filing of Post-effective Amendment
         No.1 to the Registration Statement No. 333-07704, filed on August 1, 2003. Amount of Registration Fee paid in connection with this Registration Statement is for the remaining 25,000,000 ADSs of this facility.
-------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section
8(a), may determine.

         This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                    PART I
                      INFORMATION REQUIRED IN PROSPECTUS

         The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the Deposit Agreement filed as Exhibit (a) to the Registration Statement.

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED


                                Cross Reference



                                                             Location in Form of Receipt
Item Number and Caption                                      Filed Herewith as Prospectus
-----------------------                                      ----------------------------
1.     Name and address of depositary                        Introductory Article

2.     Title of American Depositary Receipts and identity    Face of Receipt, top center
       of deposited securities

       Terms of Deposit:

       (i)    The amount of deposited securities             Face of Receipt, upper right corner
              represented by one unit of American
              Depositary Receipts

       (ii)   The procedure for voting, if any, the          Paragraphs 8, 12 and 13
              deposited securities

       (iii)  The collection and distribution of
              dividends                                      Paragraphs 10, 11, 12 and 15

       (iv)   The transmission of notices, reports and       Paragraphs 10, 12 and 13
              proxy soliciting material

       (v)    The sale or exercise of rights                 Paragraph 11

       (vi)   The deposit or sale of securities resulting    Paragraphs 11 and 14
              from dividends, splits or plans of
              reorganization

       (vii)  Amendment, extension or termination of the     Paragraphs 16 and 17
              deposit


                                     -4-


       (viii) Rights of holders of Receipts to               Paragraph 2
              inspect the transfer books of the
              depositary and the list of holders
              of Receipts

       (ix)   Restrictions upon the right to deposit or      Paragraphs 1, 2, 4, 5, 6 and 8
              withdraw the underlying securities

       (x)    Limitation upon the liability of the           Paragraph 15
              depositary

3.      Fees and Charges                                     Paragraph 9

Item - 2.  AVAILABLE INFORMATION

Public reports furnished by issuer                           Paragraph 10


         The Company furnishes the United States Securities and Exchange Commission (the "Commission") with certain public reports and documents required by foreign law or otherwise under rule 12g3-2(b) under the Securities Exchange Act of 1934. These reports can be inspected by holders of receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W. (Room 1024), Washington D.C. 20549, and at the principal executive office of the Depositary.


                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

         (a)      Form of Deposit Agreement. Amended and Restated
                  Deposit Agreement (including the form of American Depositary Receipt), dated as of October 14, 1997, among Continental AG as Issuer, The Bank of New York as Depositary, and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder.(1)



---------------------

1 Previously filed as Exhibit (a) to Registration Statement No. 333-07704, as modified by Exhibit (b) filed herewith.

         (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Supplement and Amendment to Deposit Agreement, dated as of June 7, 2003, among Continental AG as Issuer, Deutsche Bank Trust Company Americas as Successor Depositary to The Bank of New York, and each Owner and Beneficial Owner from time to time of American Depositary Receipts issued thereunder.

         (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

         (d) Opinion of Sidley Austin Brown & Wood, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

         (e)      Certification under Rule 466. Not applicable.

                  Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on the signature pages hereto.

Item 4.  UNDERTAKINGS

         (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

         (b) If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, on July 7, 2003.

                                    Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares each representing one common share of Continental AG, Par Value Euro 2.56 per common share.


                                    Deutsche Bank Trust Company Americas,
                                    As Depositary


                                    By:    /s/ Clare Benson
                                       --------------------------------------
                                       Name:   Clare Benson
                                       Title:  Vice President




                                    By:   /s/ Mark Downing
                                        --------------------------------------
                                        Name:   Mark Downing
                                        Title:  Vice President

                               POWER OF ATTORNEY

                  KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints Manfred Wennemer and Dr. Alan Hippe, jointly and severally, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

               Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on July 7, 2003.



         Signature                                                    Title
         ---------                                                    -----
/s/ Manfred Wennemer                                         Chairman of the Executive Board (Principal
---------------------------------                            Executive Officer)
Manfred Wennemer


/s/ Dr. Alan Hippe                                           Member of the Executive Board (Principal
--------------------------------                             Financial and Accounting Officer)
Dr. Alan Hippe


--------------------------------                             Deputy Chairman and Member of the Executive
Dr. Wolfgang Ziebart                                         Board


/s/ Martien de Louw                                          Member of the Executive Board
--------------------------------
Martien de Louw


/s/ Dr. Hans-Joachim Nikolin                                 Member of Executive Board
--------------------------------
Dr. Hans-Joachim Nikolin


--------------------------------                             Member of Executive Board
Mr. Thomas Sattelberger


/s/ Michael T. Worthington                                   Authorized Representative in the United States
--------------------------------
Michael T. Worthington



*By:____________________________________
      Dr. Alan Hippe (Attorney-in-fact)




                               INDEX TO EXHIBITS

Exhibit                                                           Sequentially
Number                                                           Numbered Page
-------                                                          --------------

(b) Supplement and Amendment to the Deposit Agreement, dated as of July 7, 2003, among the Issuer, the Depositary and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

(d)     Opinion of Sidley Austin Brown & Wood, counsel to the
        Depositary, as to the legality of the securities to be registered.

                                                        Exhibit (b)


                 SUPPLEMENT AND AMENDMENT TO DEPOSIT AGREEMENT


          SUPPLEMENT AND AMENDMENT TO DEPOSIT AGREEMENT, dated as of July 7, 2003 (this "Agreement"), to the Deposit Agreement, dated as of October 14, 1997 (the "Deposit Agreement"), by and among Continental AG (the "Company"), Deutsche Bank Trust Company Americas, an indirect wholly owned subsidiary of Deutsche Bank AG, in its capacity as the successor depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

                         W I T N E S S E T H  T H A T:


          WHEREAS, the Company and The Bank of New York (the "Predecessor Depositary") entered into the Deposit Agreement for the purposes set forth therein;

          WHEREAS, by written notice dated June 10, 2003 addressed to the Predecessor Depositary, the Company, pursuant to Section 10 of the Deposit Agreement, has removed the Predecessor Depositary under the Deposit Agreement;

          WHEREAS, the Company has appointed Deutsche Bank Trust Company Americas as Depositary solely in accordance with and subject to the conditions of the Deposit Agreement, as amended and supplemented by this Agreement;

          WHEREAS, Deutsche Bank Trust Company Americas has accepted its appointment as Depositary solely in accordance with and subject to the conditions of the Deposit Agreement, as amended and supplemented by this Agreement;

          WHEREAS, the Company desires to provide for the deposit of Shares of the Company with the Depositary or the Custodian as agent for the Depositary and for the execution and delivery of Receipts evidencing American Depositary Shares representing beneficial interests in the Shares so deposited; and

          WHEREAS, the Company and the Depositary desire to amend and supplement the terms of the Deposit Agreement and form of Receipts inter alia to reflect the removal by the Company of The Bank of New York, in its capacity as the predecessor depositary, and the appointment of the Depositary, in its capacity as the successor depositary in accordance with Section 10 of the Deposit Agreement.

          NOW, THEREFORE, the Company and the Depositary hereby amend and supplement the Receipts and the Deposit Agreement, effective as of the Effective Date set forth in Section 5.01 hereof, as follows:

                                  ARTICLE I

                                  DEFINITIONS


          Section 1.01 Definitions Generally. Unless otherwise defined in this Agreement, capitalized terms which are used but not defined herein shall have the meanings set forth in the Deposit Agreement. ARTICLE II

                        AMENDMENTS TO DEPOSIT AGREEMENT


          Section 2.01 All references in the Deposit Agreement to "The Bank of New York" are hereby replaced with "Deutsche Bank Trust Company Americas".

          Section 2.02 All references in the Deposit Agreement and the Pre-release Letter to the "Deposit Agreement" shall hereby mean the Deposit Agreement, dated as of October 14, 1997, as amended and supplemented by this Agreement and as further amended and supplemented from time to time.

          Section 2.03 All references in the Deposit Agreement to "Dresdner Bank AG" are hereby replaced with "Deutsche Bank A.G., Eschborn, Domestic Custody Services Germany, Alfred-Herrhausen-Allee 16-24, Eschborn 65760, Germany".

          Section 2.04 All references in the Deposit Agreement to "DKV" are hereby replaced with "Clearstream Banking A.G. Frankfurt and any successor entity", as the current successor central securities depository in Germany.

          Section 2.05 The Deposit Agreement is hereby amended and supplemented by deleting Section 1(f) and substituting in its place a new
Section 1(f):

          Section 1(f). Depositary's Corporate Trust Office" means at any particular time the office of the Depositary in The City of New York at which its depositary receipt business is then administered. At the date of this Agreement the Depositary's Corporate Trust Office is 60 Wall Street, New York, New York 10005, United States of America.

          Section 2.06 The Deposit Agreement is hereby amended and supplemented by inclusion of the following address for notices to the Depositary as Section 13:

          "60 Wall Street, New York, New York 10005, Attention: ADR Department, Fax: (212) 571-3050."

          Section 2.07 All references in the Deposit Agreement to "deliver", "deposit", "surrender", "transfer", or "withdraw", when used with respect to the Shares refer, where the context requires, to an entry or entries or an electronic transfer or transfers, as well as to the physical transfer of certificates representing the Shares.

                                 ARTICLE III

                         AMENDMENTS TO FORM OF RECEIPT

          Section 3.01 The form of Receipt attached as Exhibit A to the Deposit Agreement (the "Form of Receipt") is amended and restated in its entirety to read as Exhibit B attached hereto.

          Section 3.02 All references in the Form of Receipt to "The Bank of New York" are hereby replaced with "Deutsche Bank Trust Company Americas".

          Section 3.03 All references in the Form of Receipt to "Dresdner Bank AG" are hereby replaced with "Deutsche Bank A.G., Eschborn, Domestic Custody Services, Alfred-Herrhausen-Allee 16-24, Eschborn 65760, Germany." The Form of Receipt shall also be amended to reflect consequential changes resulting therefrom.

          Section 3.04 All references in the Form of Receipt to "DKV" are hereby replaced with "Clearstream Banking A.G. Frankfurt and any successor entity", as the current successor central securities depository in Germany. The Form of Receipt shall also be amended to reflect consequential changes resulting therefrom.

          Section 3.05 All references in the Form of Receipt to "par value DEM 5 per share" are hereby replaced with "par value EURO 2.56 per share".

          Section 3.06 The form of Receipt is hereby amended and supplemented by deleting Section 13 and substituting in its place a new
Section 13:

               (13) Voting of Deposited Securities. As promptly as practicable after receipt from the Company of notice of any meeting or solicitation of consents or proxies of holders of Deposited Securities, the Depositary shall, at the request of the Company, mail to Holders (for forwarding to Beneficial Owners) a notice (the "Notice") (a) containing such information as is contained in the notice or solicitation sent by the Company to the Depositary and any solicitation materials, (b) stating that each Holder on the record date set by the Depositary therefor, subject to applicable law and the Company's Articles of Association, will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities underlying such Holder's ADRs, and (c) specifying how and when such instructions may be given. Upon receipt of instructions of a Holder on such record date in the manner and on or before the date established by the Depositary for such purpose, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the Company's Articles of Association and the provisions of or governing Deposited Securities, to vote or cause to be voted the amount of Deposited Securities underlying such Holder's ADRs in accordance with such instructions.
               Upon the request of a Holder who has not previously given instructions as to the exercise of voting rights pertaining to the Deposited Securities underlying such Holder's ADRs, and subject to compliance with any reasonable regulations the Depositary may establish (which may include the deposit or blocking of transfers of such Holder's ADRs), the Depositary shall endeavor to provide such Holder (or a person designated by such Holder) with the documentation necessary to attend a meeting of holders of Deposited Securities.
               The Depositary shall not vote or cause to be voted Deposited Securities, other than in accordance with instructions received from Holders of ADRs.
               If no voting instructions are received by the Depositary from any Holder (to whom the Notice has been sent by the Depositary) with respect to the amount of Deposited Securities underlying such Holder's ADRs on or before the date established by the Depositary for such purpose and such Holder has not given notice to the Depositary on or before such date that it intends to attend the meeting of holders of Deposited Securities, such Deposited Securities shall not be voted. Neither the Depositary nor the Custodian shall under any circumstances exercise any voting discretion over any Deposited Securities.
               The Depositary shall endeavor to ensure that on any date on which it votes or causes to be voted Shares or other Deposited Securities pursuant to this Paragraph (13), it will have on deposit under the Agreement the number of Shares or other Deposited Securities with respect to which it has received voting instructions from Holders. In the event that, on any such date, the number of Shares or other Deposited Securities, as the case may be, on deposit under the Agreement is lower than the number of Shares or other Deposited Securities with respect to which the Depositary has received voting instructions, the Depositary shall vote such Shares or other Deposited Securities in accordance with such instructions adjusting the number of securities voted on a pro-rated basis.

          Section 3.07 All references in the Form of Receipt to "deliver", "deposit", "surrender", "transfer", or "withdraw", when used with respect to the Shares refer, where the context requires, to any entry or entries or an electronic transfer or transfers as well as to the physical transfer of certificates representing the Shares.

                                  ARTICLE IV

                        REPRESENTATIONS AND WARRANTIES


          Section 4.01 Representations and Warranties. The Company and the Depositary mutually represent and warrant to each other and to the Holders, that:

     (a) This Agreement, when executed and delivered by each of the Company and the Depositary, and the Deposit Agreement, as amended and supplemented by this Agreement and all other documentation executed and delivered by the Company and the

     Depositary in connection therewith, will be or, in the case of the Depositary, will be deemed to have been, respectively, duly and validly authorized, executed and delivered by the Company and the Depositary, and constitute the legal, valid and binding obligations of the Company and the Depositary, enforceable against the Company and the Depositary in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and

     (b) All of the information provided by the Company and the Depositary to each other in connection with this Agreement is true, accurate and complete in all material respects.

                                  ARTICLE V

                                 MISCELLANEOUS

          Section 5.01 Certain Rights of the Depositary. Whenever in the administration of the Deposit Agreement, as amended and supplemented by this Agreement, the Depositary shall deem it reasonably necessary to verify whether any distribution, offer or solicitation in respect of actions to be taken pursuant to the terms of the Deposit Agreement is in violation of US securities laws, or where clarification is required in the Depositary's reasonable discretion in respect of any such distribution, offer or solicitation, as to compliance with or violation of US securities laws, the Depositary may, subject to prior consultation with the Company, consult with counsel of its selection, and obtain a legal opinion from such counsel at the expense of the Company. Opinion of counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by the Depositary hereunder in good faith and in reliance theron.

          Section 5.02 Effective Date. This Agreement is dated as of the date set forth above and shall be effective as of the time of effectiveness of the Registration Statement on Form F-6 to be filed by the Depositary, on behalf of the legal entity created by the Deposit Agreement, as amended and supplemented by this Agreement, in connection with its appointment as successor depositary, the removal of the Predecessor Depositary to be effective simultaneously therewith (the "Effective Date"). From and after the Effective Date, all references in the Deposit Agreement and the Form of Receipt shall be deemed to be references to the Deposit Agreement and Form of Receipt, as amended and supplemented by this Agreement.

          Section 5.03 Outstanding Receipts. Receipts issued prior to the date hereof, which do not reflect the changes to the Receipts effected hereby, do not need to be called in for exchange and may remain outstanding until such time as the Holders thereof choose to surrender them for any reason under the Deposit Agreement, as amended and supplemented by this Agreement. The Depositary is authorized and directed to take any and all actions deemed necessary to effect the foregoing.

          The Company hereby instructs the Depositary to (i) promptly send notice of the execution of the Deposit Agreement, as amended and supplemented by this Agreement, to all holders of American depositary receipts outstanding under the Deposit Agreement as of the date hereof and (ii) inform holders of American depositary receipts outstanding under the Deposit Agreement as of the date hereof that they have the opportunity, but are not required, to exchange their Receipts for one or more Receipts issued pursuant to the Deposit Agreement, as amended and supplemented by this Agreement.

          Holders and Beneficial Owners of Receipts issued pursuant to the Deposit Agreement issued prior to the date hereof and outstanding as of the date hereof, shall, from and after the date hereof, be deemed Holders and Beneficial Owners of Receipts issued pursuant and be subject to all of the terms and conditions of the Deposit Agreement, as amended and supplemented by this Agreement, in all respects, provided, however, that any amendment to the Deposit Agreement effectuated by this Agreement that prejudices any substantial existing right of Holders or Beneficial Owners of Receipts issued under the Deposit Agreement shall not become effective as to Holders and Beneficial Owners until thirty (30) days after notice of the amendment effectuated by this Agreement shall have been given to holders of Receipts outstanding as of the date hereof.

          Section 5.04 Undertaking of Depositary. The Depositary hereby undertakes to promptly mail notice of its appointment as Depositary under the Deposit Agreement, as amended and supplemented by this Agreement, to the Holders of Receipts outstanding as of the date hereof.

          Section 5.05 Indemnification. The parties hereto shall be entitled to the benefits of the indemnification provisions of Section 12 of the Deposit Agreement, as amended and supplemented hereby, in connection with any and all liability it or they may incur as a result of the terms of this Agreement and the transactions contemplated herein. Nothing herein shall obligate Deutsche Bank Trust Company Americas to indemnify or hold harmless the Company, or any of its directors, employees, agents and affiliates for any liability or expense arising out of acts performed or omitted by The Bank of New York, as Predecessor Depositary, the Custodian, or their respective directors, employees, agents and affiliates.

          Section 5.06 Governing Law. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK.

          Section 5.07 Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. Delivery by telecopier of an executed signature page hereto shall be effective as delivery of a manually executed counterpart hereof.

               [REMAINDER OF THIS PAGE LEFT INTENTIONALLY BLANK]

          IN WITNESS WHEREOF, the Company and the Depositary have caused this Agreement to be executed by representatives hereunto duly authorized as of the date set forth above.

                                      Continental AG, as the Company


                                      By:  /s/ Manfred Wennemer
                                           --------------------------
                                      Name:    Manfred Wennemer
                                      Title:   Chairman of the Executive Board


                                      By:  /s/ Dr. Alan Hippe
                                           --------------------------
                                      Name:  Dr. Alan Hippe
                                      Title:  Member of the Executive Board


                                      DEUTSCHE BANK TRUST COMPANY
                                      AMERICAS, as the Depositary

                                      By:  /s/ Clare Benson
                                           -------------------------
                                      Name:   Clare Benson
                                      Title:  Vice President


                                      By:  /s/ Mark Downing
                                           -------------------------
                                      Name:    Mark Downing
                                      Title:   Vice President

                                                                SABW Draft
                                                                July 1, 2003

                                   EXHIBIT A
                        ANNEXED TO AND INCORPORATED IN
                            THE DEPOSIT AGREEMENT


                                 (FORM OF ADR)


CERTAIN RIGHTS OF THE HOLDER OF THIS AMERICAN DEPOSITARY RECEIPT MAY BE WITHHELD IN ACCORDANCE WITH THE PROVISIONS OF PARAGRAPH (8) HEREOF, INCLUDING, WITHOUT LIMITATION, VOTING RIGHTS AND THE RIGHT TO RECEIVE DIVIDENDS AND OTHER DISTRIBUTIONS

Number DBTCA-                      AMERICAN DEPOSITARY SHARES

                                   (Each American Depositary Share represents one deposited Share)

                                   CUSIP:  210771200

                     DEUTSCHE BANK TRUST COMPANY AMERICAS
                          AMERICAN DEPOSITARY RECEIPT
                               FOR COMMON SHARES
                           OF EURO 2.56 PER SHARE OF

                                CONTINENTAL AG

                            (INCORPORATED UNDER THE

                   LAWS OF THE FEDERAL REPUBLIC OF GERMANY)

DEUTSCHE BANK TRUST COMPANY AMERICAS, as depositary (the "Depositary") hereby certifies that __________, or registered assigns, is the registered owner (a "Holder") of ______________________ American Depositary Shares ("ADSs"), each (subject to Paragraphs (11) and (14)) representing one common share, par value EURO 2.56 per share or, subject to Paragraph (5) below, rights to receive such shares ("Shares"), of Continental AG, a stock corporation organized under the laws of the Federal Republic of Germany (the "Company"), deposited or subject to deposit under the Agreement (as hereinafter defined) at Deutsche Bank A.G., Eschborn, Domestic Custody Services, Alfred-Herrhausen-Allee 16-24, Eschborn 65760, Germany, as custodian (subject to Section 7 of the Agreement, the "Custodian"), and any and all other securities or cash from time to time received by the Depositary or the Custodian in respect or in lieu of such deposited Shares and held under the Agreement (the deposited Shares, together with such securities and cash, the "Deposited Securities"). This ADR is issued pursuant to the Amended and Restated Deposit Agreement dated as of October 14, 1997 (as amended and supplemented as of July 7, 2003 and as further amended from time to time, the "Agreement") among the Company, the Depositary and all Holders and persons with a beneficial interest ("Beneficial Owners".) from time to time of American Depositary Receipts issued thereunder ("ADRs"), each of whom by accepting an ADR or any interest therein agrees to become a party thereto and to be bound by all of the terms and conditions thereof and hereof. Copies of the Agreement are on file at the Depositary's Corporate Trust Office referred to below and at the office of the Custodian. This ADR (which includes the provisions set forth on the reverse hereof) shall be governed by and construed in accordance with the laws of the State of New York. The terms and conditions of the Agreement are hereby incorporated by reference into this ADR.

          (1) Withdrawal of Deposited Securities. Subject to Paragraphs (4),
(7) and (9), upon surrender of this ADR in form satisfactory to the Depositary accompanied by such




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                                                                SABW Draft
                                                                July 1, 2003


instruments of transfer as the Depositary may require at the Depositary's Corporate Trust Office referred to below, the Holder hereof is entitled to delivery, as promptly as practicable, (i) to an account designated by such Holder with Clearstream Banking A.G. Frankfurt and any successor entity ("Clearstream"), of the Shares and the other Deposited Securities that are eligible for deposit with Clearstream and (ii) at the office of the Custodian, of any Deposited Securities that are not eligible for deposit with Clearstream, in each case at the time underlying this ADR. At the request, risk and expense of the Holder hereof, the Depositary may deliver Deposited Securities (other than Shares) at the Depositary's Corporate Trust Office.

          (2) Register. The Depositary shall keep, at the office of the Depositary in The City of New York at which at any particular time its depositary receipt business is administered, which at the date of the Agreement is 60 Wall Street, New York, New York 10005 (the "Depositary's Corporate Trust Office"), (a) a register (the "Register") for the registration, registration of transfer, combination and split-up of ADRs, which at all reasonable times shall be open for inspection by Holders solely for the purpose of communicating with Holders in the interest of the business of the Company or a matter related to the Agreement and (b) facilities for the delivery and surrender of ADRs. The Depositary may close the Register at any time or from time to time when reasonably deemed expedient by it, after consultation with the Company to the extent practicable, or when requested by the Company. The Depositary shall consult promptly with the Company concerning any closing of the Register.

          3) Title to ADRs; Validity. Title to this ADR, when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York; provided, however, that the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this ADR is registered on the Register as the absolute owner hereof for all purposes. This ADR shall not be valid for any purpose unless executed by the Depositary by the manual signature of a duly authorized signatory of the.Depositary; provided, however, that, if a co-registrar for ADRs has been appointed, such signature may be facsimile if such ADR is countersigned by the manual signature of a duly authorized signatory of such co-registrar and dated by such signatory.

Dated:

Countersigned:                              DEUTSCHE BANK TRUST
                                            COMPANY AMERICAS,
                                            as Depositary

By  ______________________                  By ______________________
      Authorized Signatory                     Mike R. Hughes
                                               Director

          THE DEPOSITARY'S CORPORATE TRUST OFFICE ADDRESS IS 60 WALL STREET, NEW YORK, NEW YORK 10005


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                         [FORM OF REVERSE OF RECEIPT]

          (4) Certain Limitations. As a condition precedent to the issue or registration of any ADR (including upon a transfer, split-up or combination), any distribution in respect thereof or the withdrawal of any Deposited Securities, the Company, the Depositary or the Custodian may require: _____
(a) payment with respect thereto of (i) any stock transfer or other tax or other governmental charge and (ii) any transfer or registration fees charged by third parties for the transfer of any Deposited Securities, (b) the production of (i) proof satisfactory to it of the identity and genuineness of any signature and (ii) such other information as it may deem necessary or proper consistent with the Agreement; and (c) compliance with such regulations as the Depositary may establish consistent with the Agreement. The Depositary shall notify the Company of any procedures established pursuant to clauses (b) or (c) above. The issuance of ADRs, the acceptance of deposits of Shares, the registration of transfers of ADRs or the withdrawal of Deposited Securities may be suspended, generally or in particular instances, when the Register or Clearstream is closed or when any such action is reasonably deemed expedient by the Depositary, after consultation with the Company to the extent practicable. The Depositary shall consult promptly with the Company concerning any suspension of (i) deposits of Shares, (ii) withdrawals of Deposited Securities or (iii) registrations of transfer of ADRs. Registrations of transfers of ADRs and withdrawals of Deposited Securities shall also be suspended when requested by the Company, including for the purpose of facilitating orderly voting of the Deposited Securities. Notwithstanding any other provision of the Agreement or this ADR, the withdrawal of Deposited Securities may be restricted only for the reasons set forth in General Instruction I.A.(1) of Form F-6 under the U.S. Securities Act of 1933, as amended (the "Securities Act") and no amendment shall impair such requirements.

          (5) Pre-release. Unless requested in writing by the Company to cease doing so, the Depositary may, notwithstanding Section 4 of the Agreement, execute and deliver ADRs prior to the receipt of Shares pursuant to Section 3 of the Agreement in a Pre-release transaction subject to the requirements set out below. The Depositary may deliver Shares upon the receipt and cancellation of Pre-released ADRs, whether or. not such cancellation is prior to the termination of such Pre-release or the Depositary knows that such ADR has been Pre-released. The Depositary may receive ADRs in lieu of Shares in satisfaction of a Prerelease. Each Pre-release will be (a) preceded or accompanied by a written representation and agreement from the person to whom ADRs are to be delivered (the "Pre-releasee") that the Pre-releasee, or its customer, (i) owns the Shares or ADRs to be remitted, as the case may be, (ii) transfers all beneficial right, title and interest in such Shares or ADRs, as the case may be, to the Depositary in its capacity as such and for the benefit of the Holders, and (iii) will not take any action with respect to such Shares or ADRs, as the case may be, that is inconsistent with the transfer of ownership (including, without the consent of the Depositary, disposing of Shares or ADRs, as the case may be, other than in satisfaction of such Pre-release), (b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary determines, in good faith, will provide substantially similar liquidity and security, (c) terminable by the Depositary on not more than five (5) business days notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of Shares not deposited but represented by ADSs outstanding at any time as a result of Pre-releases will not normally exceed thirty percent (30%) of the Shares deposited hereunder; provided, however, that the Depositary reserves the right to disregard such limit from time to time as it deems reasonably appropriate, and may, with the prior written consent of the Company, change such limit for purposes of general application. The Depositary will also set U.S. dollar limits with respect to Pre-release transactions to be entered into hereunder with any particular Pre-releasee on a case-by-case basis as the Depositary deems appropriate. For purposes of enabling the Depositary to fulfill its obligations to the Holders under the Agreement, the collateral referred to in clause (b) above shall be held by the Depositary as security for the performance of the Pre-releasee's obligations to the Depositary in connection with a Pre-release transaction, including the Pre-releasee's




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                                                                SABW Draft
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obligation to deliver Shares or ADRs upon termination of a Pre-release transaction (and shall not, for the avoidance of doubt, constitute Deposited Securities hereunder). The Depositary may retain for its own account any compensation received by it in connection with the foregoing.

          (6) Representations and Warranties. Every person depositing Shares under the Agreement is deemed to represent and warrant that such Shares are validly issued and outstanding, fully paid, nonassessable and were not acquired in violation of any pre-emptive rights, that the person making such deposit is duly authorized to do so and that such Shares (A) are not "restricted securities" as such term is defined in Rule 144 under the Securities Act and may be publicly offered or sold in the United States without registration under the Securities Act or (B) have been registered under the Securities Act. Such representations and warranties shall survive the deposit of Shares and the issuance and cancellation of this ADR.

          (7) Taxes. If any tax or other governmental charge shall become payable by or on behalf of the Custodian or the Depositary with respect to this ADR, any ADSs evidenced by this ADR, any Deposited Securities underlying this ADR or any distribution on any of the foregoing, such tax or other governmental charge shall be paid by the Holder hereof to the Depositary. The Depositary may refuse to effect any registration of this ADR or any withdrawal of the underlying Deposited Securities until such payment is made. The Depositary may also deduct from any distributions on or in respect of Deposited Securities, or may sell by public or private sale for the account of the Holder hereof all or any part of such Deposited Securities (after attempting by reasonable means to notify the Holder hereof prior to such sale), and may apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge. The Holder hereof shall remain liable for any deficiency. Upon any such sale, the Depositary shall, if appropriate, reduce the number of ADSs evidenced hereby to reflect any such sale and shall distribute the net proceeds of any such sale or the balance of any such property after deduction-of such tax or other governmental charge to the Holder hereof.

          (8) Disclosure of Interests. The Depositary and each Beneficial Owner agree to comply with all applicable provisions of German law and the Company's Articles of Association regarding the notification of such person's interest in Shares. The Depositary and each Beneficial owner acknowledge that such provisions, at the date of the Agreement, include Sections 21 and 22 of the Securities Trading Act (Wertpapierhandelsgesetz) and Section 20 of the Stock Corporation Act (Aktiengesetz). The Depositary and each Beneficial Owner acknowledge that, at the date of the Agreement, (i) the statutory notification obligations of the Securities Trading Act apply to anyone whose holding, either directly or by way of imputation pursuant to the provisions of Section 22 of the Securities Trading Act, of voting rights in the Company reaches or exceeds 5%, 10%, 25%, 50% or 75% or, after having reached or exceeded any such threshold, falls below that threshold and (ii) the statutory notification obligations of the Stock Corporation Act apply to any enterprise that, either directly or by way of imputation pursuant to the provisions of Section 20(2) or Section 16(4), as applicable, of the Stock Corporation Act, owns more than 25% of the shares of, or 50% of the shares or voting rights in, the Company or, after having exceeded either of these thresholds, no longer owns such percentage. The Depositary and each Beneficial Owner acknowledge that failure to provide on a timely basis any required notification of an interest in Shares may result in withholding of certain rights, including voting and dividend rights, in respect of the Shares in which such Beneficial owner has an interest.

          (9) Charges of Depositary. The Depositary may charge, to the extent permitted by applicable law and the rules of any securities exchange on which the ADSs are listed or admitted for trading, each person to whom ADRs are issued against deposits of Shares, including ADRs issued in respect of Share Distributions, Rights and other Distributions (as such terms are defined in Paragraph (11)) and changes affecting Deposited Securities (pursuant to Paragraph (14)), and each person surrendering ADRs for withdrawal of Deposited Securities, U.S. $5.00 or less for each 100 ADSs (or portion thereof)

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                                                                SABW Draft
                                                                July 1, 2003



evidenced by the ADRs delivered or surrendered. The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) only pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing or withdrawing Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) any transfer or registration fees charged by third parties for transfer of any Deposited Securities in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Shares or Holders withdrawing Deposited Securities) and (iv) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency).

          (10) Available Information. The Agreement, the Company's Articles of Association, and written communications from the Company that are received by the Custodian or the Depositary in accordance with Section 11 of the Agreement, are available for inspection by Holders at the Depositary's Corporate Trust Office and the office of the Custodian. The Depositary will mail copies of such communications (or English translations or summaries thereof) to Holders when requested and furnished by the Company, at the Company's expense. The Company furnishes the Securities and Exchange Commission with certain public reports and documents pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934. Such reports and documents may be inspected and copied at the public reference facilities maintained by the Commission located at the date of the Agreement at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

          (11) Distributions on Deposited Securities. Upon receipt by the Depositary or the Custodian of any distribution on Deposited Securities, and subject to Section 6 of the Agreement and to the Paragraphs (4), (7) and (9), the Depositary shall, as promptly as practicable, distribute to each Holder entitled thereto on the record date set by the Depositary therefor, in proportion to the number of Deposited Securities (on which the following distributions are received by the Custodian) underlying such Holder's ADRs:

          (a) Cash. Any U.S. dollars available to the Depositary resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof authorized in this Paragraph (11) ("Cash"), on an averaged or other practicable basis, subject to appropriate adjustments for (i) taxes or other governmental charges withheld, (ii) such distribution being unlawful or impracticable with respect to certain Holders,
(iii) deduction of the Depositary's expenses in (1) converting any foreign currency into U.S. dollars and (2) making any sale by public or private means in any commercially reasonable manner and (iv) the fees of the Depositary. Only whole U.S. dollars and cents will be distributed (any fractional cents shall be rounded to the nearest whole cent and so distributed to the Holders entitled thereto.

          (b) Shares. (i) Additional ADRs evidencing whole ADSs representing any Shares available to the Depositary resulting from a dividend or free distribution on Deposited Securities consisting of Shares (a "Share Distribution") and (ii) U.S. dollars available to it resulting from the net proceeds of sales of Shares received in a Share Distribution, which Shares would give rise to fractional ADSs if additional ADRs were issued therefor, as in the case of Cash. If additional receipts are not so distributed each ADS shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby.

          (c) Rights. (i) To the extent the Company so instructs and timely furnishes to the Depositary evidence (the Company having no obligation to so furnish such evidence) satisfactory to the Depositary (which may include a written opinion from U.S. counsel to the Company) that the Depositary may lawfully distribute the same, warrants or other instruments representing rights to acquire additional ADRs in respect of any rights to subscribe for additional Shares or rights of any nature available to the Depositary as a result of a distribution on Deposited Securities ("Rights"), or (ii) to the

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                                                                SABW Draft
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extent the Company does not furnish such evidence and/or so instruct the
Depositary and sales of Rights are practicable as determined by the Depositary after consultation with the Company (which sales shall be effected as promptly as practicable and, to the extent practicable, on the principal German stock exchange on which the Shares are traded), any U.S. dollars available to the Depositary constituting the net proceeds of sales of Rights, as in the case of Cash, or (iii) failing both (i) and (ii), nothing (and any Rights may lapse). In circumstances in which rights would otherwise not be distributed, if a Holder requests the distribution of warrants or other instruments in order to exercise the rights allocable to the ADSs of such Holder hereunder, the Depositary shall make such rights available to such Holder upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised and (b) such Owner has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law. If the Depositary has distributed warrants or other instruments for rights to all or certain Holders, then upon instruction pursuant to such warrants or other instruments to the Depositary from such Holder to exercise such rights, upon payment by such Holder to the Depositary of the exercise price or other amount stipulated for exercise of the rights, the previously disclosed fees and expenses of the Depositary and any other charges as set forth in such warrants or other instruments, the Depositary shall, on behalf of such Holder, exercise the rights and purchase the Shares, and the Company shall cause the Shares so purchased to be delivered to the Depositary on behalf of such Holder. As agent for such Holder, the Depositary shall cause the Shares so purchased to be deposited pursuant to the Agreement, and shall, pursuant to the Agreement, execute and deliver ADRs to such Holder; provided, however, that in the case of a distribution pursuant to the preceding sentence, such deposit shall be made, and depositary shares shall be delivered, under other depositary arrangements to be entered into between the Company and the Depositary which provide for issuance of depositary receipts subject to the appropriate restrictions on sale, deposit, cancellation, and transfer under applicable United States laws.

          (d) Other Distributions. (i) Securities available to the Depositary resulting from any distribution on Deposited Securities other than Cash, Share Distributions and Rights ("Other Distributions"), by any means that the Depositary may deem, after consultation with the Company, lawful, equitable and practicable, or (ii) to the extent the Depositary deems after consultation with the Company distribution of such securities not to be lawful, equitable or practicable, any U.S. dollars available to the Depositary constituting,the net proceeds of the sale of Other Distributions, as in the case of Cash.

          To the extent that the Depositary determines, after consultation with the Company, that any distribution is not lawful or practicable with respect to any Holder, the Depositary may make such distribution as it deems lawful and practicable, including the distribution of foreign currency or securities (or appropriate documents evidencing the right to receive foreign currency or securities), or retain the same as Deposited Securities with respect to such Holder's ADRs (without liability for interest thereon or the investment thereof). Notwithstanding anything herein to the contrary, the Company shall have no obligation to either (i) register any ADSs, Shares, Rights or other securities described in this Paragraph (11) under the Securities Act or (ii) take other actions to permit the distribution of such ADSs, Shares, Rights or other securities in accordance with applicable U.S. securities.laws.

          (12) Record Dates. The Depositary shall fix a record date (which date shall (a) in the case of a distribution be the same date to the extent practicable as the distribution date fixed by the Company, and (b) in all other circumstances, fixed after consultation with the Company to the extent practicable) for the determination of the Holders who shall be entitled to receive any distribution on or in respect of Deposited Securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of

                                                                SABW Draft
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other matters, and only Holders of record on the close of business on such date shall be so entitled.

          (13) Voting of Deposited Securities. As promptly as practicable after receipt from the Company of notice of any meeting or solicitation of consents or proxies of holders of Deposited Securities, the Depositary shall, at the request of the Company, mail to Holders (for forwarding to Beneficial Owners) a notice (the "Notice") (a) containing such information as is contained in the notice or solicitation sent by the Company to the Depositary and any solicitation materials, (b) stating that each Holder on the record date set by the Depositary therefor, subject to applicable law and the Company's Articles of Association, will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities underlying such Holder's ADRs, and (c) specifying how and when such instructions may be given. Upon receipt of instructions of a Holder on such record date in the manner and on or before the date established by the Depositary for such purpose, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the Company's Articles of Association and the provisions of or governing Deposited Securities, to vote or cause to be voted the amount of Deposited Securities underlying such Holder's ADRs in accordance with such instructions.

          Upon the request of a Holder who has not previously given instructions as to the exercise of voting rights pertaining to the Deposited Securities underlying such Holder's ADRs, and subject to compliance with any reasonable regulations the Depositary may establish (which may include the deposit or blocking of transfers of such Holder's ADRs), the Depositary shall endeavor to provide such Holder (or a person designated by such Holder) with the documentation necessary to attend a meeting of holders of Deposited Securities.

          The Depositary shall not vote or cause to be voted Deposited Securities, other than in accordance with instructions received from Holders of ADRs.

          If no voting instructions are received by the Depositary from any Holder (to whom the Notice has been sent by the Depositary) with respect to the amount of Deposited Securities underlying such Holder's ADRs on or before the date established by the Depositary for such purpose and such Holder has not given notice to the Depositary on or before such date that it intends to attend the meeting of holders of Deposited Securities, such Deposited Securities shall not be voted. Neither the Depositary nor the Custodian shall under any circumstances exercise any voting discretion over any Deposited Securities.

          The Depositary shall endeavor to ensure that on any date on which it votes or causes to be voted Shares or other Deposited Securities pursuant to this Paragraph (13), it will have on deposit under the Agreement the number of Shares or other Deposited Securities with respect to which it has received voting instructions from Holders. In the event that, on any such date, the number of Shares or other Deposited Securities, as the case may be, on deposit under the Agreement is lower than the number of Shares or other Deposited Securities with respect to which the Depositary has received voting instructions, the Depositary shall vote such Shares or other Deposited Securities in accordance with such instructions adjusting the number of securities voted on a pro-rated basis.

          (14) Changes Affecting Deposited Securities. Subject to Paragraphs
(4), (7) and (9), upon any change in nominal or par value, split-up or consolidation or other reclassification of Deposited Securities, any Share Distribution or other Distribution not distributed to Holders in accordance with Paragraph (11), or any recapitalization, reorganization, merger, liquidation or similar corporate event or sale of all or substantially all the assets of the Company, any cash or securities received by the Depositary in respect of any Deposited Securities shall constitute Deposited Securities hereunder, and each ADS evidenced by this ADR shall automatically represent its pro rata interest in the Deposited Securities as then constituted. In any such case, the Depositary may, and shall if the Company so requests, distribute any part of the cash or securities so received or execute and

                                                                SABW Draft
                                                                July 1, 2003


deliver additional ADRs or call for the surrender of outstanding ADRs to be exchanged for new ADRs describing the new Deposited Securities.

          (15) Exoneration. The Depositary, the Company, their respective officers, directors, affiliates and agents and each of them shall: (a) incur no liability (i) if law, regulation, rule of any regulatory authority or stock exchange, the provisions of or governing any Deposited Security, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act that the Agreement or this ADR provides shall be done or performed by it, or (ii) by reason of any exercise or failure to exercise any discretion given it in the Agreement or this ADR;
(b) assume no liability except to perform its obligations to the extent they are specifically set forth in this ADR and the Agreement without negligence or bad faith; (c) be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or this ADR; or (d) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder, or any other person in each case believed by it in good faith to be competent to give-such advice or information. The Depositary, the Company and their respective agents may rely and shall be protected in acting upon any written notice, request, direction or other document believed by them in good faith to be genuine and to have been signed or presented by the proper party or parties. The Depositary and its agents shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, for the manner in which any such vote is cast or for the effect of any such vote. The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary. The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADRs. In the Agreement, the Company has agreed to indemnify the Depositary under certain circumstances and the Depositary has agreed to indemnify the Company under certain circumstances. No disclaimer of liability under the Securities Act is intended by any provision hereof or of the Agreement.

          (16) Amendment. Subject to the last sentence of Paragraph (4), the ADRs and .the Agreement may be amended by the Company and the Depositary without consent of the Holders; provided, however, that any amendment that imposes or increases any fees or charges (other than those listed in clauses
(i) through (iv) of Paragraph (9)), or that shall otherwise prejudice any substantial existing right of Holders, shall become effective 30 days after notice of such amendment shall have been given to the Holders. Every Holder and Beneficial Owner, at the time any amendment so becomes effective, shall be deemed, by continuing to hold an ADR or any interest therein, to consent and agree to such amendment and to be bound by the ADRs and the Agreement as amended thereby.

          (17) Termination. The Depositary shall, at the written direction of the Company, terminate the Agreement and this ADR by mailing notice of such termination to the Holders at least 30 days prior to the date fixed in such notice for such termination. The Depositary may terminate the Agreement, after giving notice to the Holders as set forth in the preceding sentence of this Paragraph (17), at any time 90 days or more after the Depositary shall have delivered to the Company its written resignation, provided that no successor depositary shall have been appointed and accepted its appointment as provided in Section 10 of the Agreement before the end of such 90 days. After the date so fixed for termination, the Depositary and its agents shall perform no further acts under the Agreement and this ADR, except to advise Holders of such termination, receive and hold (or sell) distributions on Deposited Securities and deliver Deposited Securities being withdrawn together with any such distributions on Deposited Securities (after deducting, in each case, the fees and expenses of the Depositary). At any time after the expiration of one year from the date so fixed for termination, the Depositary may sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold the net proceeds of

                                                                SABW Draft
                                                                July 1, 2003


such sales, together with any other cash then held by it under the Agreement, uninvested and without liability for interest, for the pro rata benefit of the Holders of ADRs not theretofore surrendered, such Holders thereupon becoming general creditors of the Depositary with respect to such proceeds. After making such sale, the Depositary shall be discharged from all obligations in respect of the Agreement and this ADR, except to account for such net proceeds-and other cash (after deducting, in each case, the fees and expenses of the Depositary) and its indemnification obligations to the Company. After the date so fixed for termination, the Company shall be discharged from all obligations under the Agreement except for its indemnification and payment obligations to the Depositary.

                                  Exhibit (d)

                        SIDLEY AUSTIN BROWN & WOOD LLP

       CHICAGO                 787 SEVENTH AVE.                BEIJING
        ----               NEW YORK, NEW YORK 10019             ----
       DALLAS               TELEPHONE 212 839 5300             GENEVA
        ----                FACSIMILE 212 839 5599              ----
     LOS ANGELES                www.sidley.com                HONG KONG
        ----                                                    ----
    SAN FRANCISCO                                              LONDON
        ----                                                    ----
   WASHINGTON, D.C.              FOUNDED 1866                 SHANGHAI
                                                                ----
                                                             SINGAPORE
                                                                ----
                                                                TOKYO

 WRITER'S DIRECT NUMBER                               WRITER'S E-MAIL ADDRESS
    (212) 839-____                                     _________@sidley.com






                           , 2003

Deutsche Bank Trust Company Americas,
as Depositary
4 Albany Street
New York, New York  10006

                  American Depositary Shares evidenced by
                  American Depositary Receipts for deposited
                  shares of Continental AG
                  ------------------------------------------

Dear Sirs:

          Referring to the Registration Statement on Form F-6 relating to the above-entitled American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") each ADS representing one common share of Continental AG (the "Company"), a corporation incorporated under the laws of the Federal Republic of Germany. Capitalized terms used herein that are not herein defined shall have the meanings assigned to them in the Deposit Agreement appearing, or incorporated by reference, in Exhibit (a) to the Registration Statement.

          We are of the opinion that the ADSs covered by the Registration Statement, when issued in accordance with the terms of the Deposit Agreement, will, when sold, be legally issued and will entitle the holders thereof to the rights specified in the Deposit Agreement and the ADRs.

          The foregoing opinion is limited to the Federal laws of the United States and the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

          We hereby consent to the use of this opinion as Exhibit (d) to the above-mentioned Registration Statement. In giving such consent, we do not admit thereby that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

                                          Very truly yours,





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